Schering AG files patent infringement lawsuit against Barr Laboratories, Inc. and Barr Pharmaceuticals, Inc.

Berlin, April 29, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it has, along with its affiliate, Berlex, Inc., filed a patent infringement action against Barr Laboratories, Inc. and its parent company Barr Pharmaceuticals, Inc. relating to Schering AG's Yasmin(R) (drospirenone and ethinyl estradiol) product.

Yasmin(R) is the subject of an Abbreviated New Drug Application. Barr Laboratories, Inc. is currently seeking approval from the United States Food and Drug Administration to produce and market a generic version of Yasmin(R).

The patent infringement lawsuit by Schering AG and Berlex, Inc. was filed in the United States District Court for the District of New Jersey.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Pharma Communication: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:

Media Relations: Rich Salem, T: +1-973-487 2371, richard_salem@berlex.com Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng